June 2, 2004




United States Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
20549


Dear Sirs,

Re:   Amante Corporation             File No. 333-81948
      Bellweather Corporation        File No. 333-81990
      CPW Capital Corporation        File No. 333-81988
      Creighton Corporation          File No. 333-82000
      Leonhardt Corporation          File No. 333-81996
      MNWBSC Investment
                 Corporation         File No. 333-81994
      New Odeon Corporation          File No. 333-82004
      Quotidien Corporation          File No. 333-81998

      SB-2 and SB-2/a Filings made December 2003 and Janaury 2004 respectively.

     Please be advised that we wish to withdraw the above noted filings at this time.

     We have some issues to resolve at this time. Once these issues are resolved we will then undertake to refile the SB-2.




Sincerely,

s/s Marvin Winick
-----------------
Marvin Winick, President